P.E. 2/11/02

02016604

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No √

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of reports filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 20, 2002, relating to (a) transactions with major shareholders and (b) board resolutions for convening an annual general meeting of shareholders and for the issuance of overseas bonds with warrants, and (ii) an English translation of such reports.

최대주주등과의 거래

1. 성명(법인명)			주식회사 데이콤		
- 회사와의 관계			법인		
2. 거래내용	거래일자		2002년 02월 19일		
	거래기간	시작일	2002년 01월 01일		
		종료일	2002년 12월 31일		
	거래목적물		통신설비 및 역무정산 등		
	거래금액 (원)		54,000,000,000		
3. 최대주주등과의 총거래금액 (원)			54,000,000,000		
4. 결정일(이사회결의일)			2002년 02월 19일		
- 사외이사 참석여부			참석(명)	6	불참(명) 0
- 감사 참석여부			참석		
5. 공정거래법 해당여부			예		
6. 기타			- 거래금액은 계약서상의 금액이 아닌 연간 총 거래금액 추정치를 이사회 결의시 한도로 승인 받은 것임 - 거래일자 및 거래기간은 당사와 데이콤간의 거래계약서가 여러건임을 감안하여 이사회 결의일을 해당거래일자로, 2002년 년간을 거래기간으로 산정하였음 - 최대주주등과의 총거래금액은 제5기 (2002년) 사업년도에 해당되는 금액임		

최대주주등과의 영업양도

1. 성명(법인명)		드림엑스닷넷(주)
- 회사와의 관계		계열회사
2. 영업양도 내역	가. 양도일자	-
	나. 양도목적물	하나넷사업 (포털, EO, 사이버교육 등)
	다. 양도가액 (원)	460,000,000
3. 양도목적		E-Biz 사업의 강화
4. 양도에 따른 영향		자산 (3억 2천만원), 매출 (278억원/년), 비용 (409억원/년) 감소효과 (해당 수치는 2001년 12월 31일 현재 장부가액 기준임)
5. 주주총회일		-
6. 주식매수청구권에 관한 사항		-
7. 결정일(이사회결의일)		2002년 02월 19일
- 사외이사 참석여부		참석(명) 6 / 불참(명) 0
- 감사 참석여부		참석
8. 공정거래법 해당여부		예
9. 기타		- 양도가액에는 자산 3억 2천만원, 부채 1억 4천만원이 포함되어 있음 - 양도가액은 추후 양도계약시 변경될수 있음 - 양도일자는 계약체결일 기준으로 2월 중에 있을 예정이며 실제 양도시점은 4월중으로 예상 됨. - 상기사항은 영업전부 또는 중요일부양도에 해당하지 않으므로 별도 주총절차를 거치지 않음

주총소집에 관한 이사회결의

1. 이사회 결의일	2002년 02월 19일			
- 사외이사 참석여부	참석(명)	6	불참(명)	0
- 감사 참석여부	참석			
2. 이사회 소집목적	제5기 정기주주총회 소집 및 회의목적사항 결정			
3. 주총예정일시 - 날짜	2002년 03월 29일			
3. 주총예정일시 - 시간	10:00			
4. 주총예정장소	서울특별시 서초구 서초동 1445-3번지 국제전자센타 12층 대강당			
5. 의안 및 주요내용	【제33기 정기주주총회 회의목적사항】 - 제1호 의안 : 2001년도 대차대조표 및 손익계산서 승인의 건 - 제2호 의안 : 2001년도 결손금처리계산서(안) 승인의 건 - 제3호 의안 : 정관 변경의 건 - 제4호 의안 : 임원퇴직금지급규정 개정의 건 - 제5호 의안 : 이사 선임의 건 (사외이사 포함) - 제6호 의안 : 2002년도 이사보수지급한도 승인의 건			
6. 결의내용	상기 원안대로 결의함			
7. 기타	-			

해외신주인수권부사채 발행결의

1. 사채의 종류		회차 18	종류	무기명식 무보증 분리형 해외 신주인수권부사채
2. 사채의 권면총액	외화기준 (단위)		100,000,000	USD
	원화기준 (원)			131,800,000,000
	기준환율			1316.00
3. 사채발행시장 및 방법				유로공모
4. 자금조달의 목적	시설자금 (원)			-
	운영자금 (원)			131,800,000,000
	운영자금 / 타법인 유가증권 취득	취득목적		-
		유가증권 발행회사명		-
		주요사업		-
		자본금 (원)		-
		자산총액 (원)		-
		부채총액 (원)		-
		취득상대와 관계		-
		취득가액 (원)		-
		취득가액 산정근거		-
		취득효과		-
		취득예정일		-
	기 타 (원)			-
5. 사채의 이율	표면이자율 (%)			0
	만기이자율 (%)			8.0
	이자율결정시 신주인수권의 이론가격 반영여부			미반영
6. 신주인수권	반영시	신주인수권의 이론가격 (원)		-
		반영된 신주인수권의 가치 (원)		-
		이론가격과 반영된 가치에 차이가 있는 경우 그 이유		-
7. 이자지급방법				해당사항없음
8. 원금상환방법				만기일시상환

9. 행사에 관한 사항	행사비율 (%)	100.00
	행사가액 (원/주)	-
	행사가격의 조정	- 액면분할, 주식배당, 무상증자, 주권의 액면가 이하 발행시 행사가격 조정 - 발행후 매 3개월마다 A나 B 중 높은 가격이 기존 행사가격보다 낮을 경우 A나 B의 높은 가격이 새로운 행사가격으로 결정되나, 최하 5,000원을 유지함. A) ① 직전 1개월 거래량 가중평균 종가, ② 직전 1주일 거래량 가중평균 종가, ③ 행사가격조정일 전일 종가 등 세 가격의 산술평균 B) 행사가격조정일 전일 종가
	행사에 따라 발행할 주식의 종류	기명식 보통주식
	행사로 발행된 주식의 최초 배당금 및 이자지급방법	신주인수권의 행사로 발행된 주식에 대한 이익이나 배당금에 관하여는 신주가 발행된 때가 속하는 영업년도의 직전영업년도말에 신주가 발행된 것으로 간주함
	행사기간 - 시작일	2002년 05월 26일
	행사기간 - 종료일	2007년 01월 26일
10. 청약일		2002년 02월 22일
11. 납입일		2002년 02월 26일
12. 만기일		2007년 02월 26일
13. 주간사회사		동양종합금융증권 주식회사
14. 사채 상장예정증권시장		룩셈부르크 증권거래소
15. 이사회결의일		2002년 02월 19일
- 사외이사 참석여부		참석(명) 6 / 불참(명) 0
- 감사 참석여부		참석
16. 기타		1. Put Option 관련사항 - 사채권 소지자는 put option을 2003년 8월 26일 행사하여 사채원금의 112.2369%를 상환 받을수 있음 2. 행사가액 A)와 B)중 높은가격으로 결정 A) 이사회결의일 전일(2002년 2월 18일)부터 소급하여 협회등록시장(KOSDAQ)에 성립된 보통주의 1개월 거래량 가중평균종가, 1주일 거래량 가중평균종가 및 최근일 종가의 산술평균과 최근일 종가 및 청약일 3거래일전의 종가 중 높은 가액에 25%의 프리미엄을 가산한 금액

8) 5,000원

3. 위 각호사항 및 발행 관련 기타사항은 시장상황에따라 조정될수 있음

4. 2002년 2월 18일 금융결제원 최초고시환율 적용

5. 신주인수권은 채권 권면액(US $100,000,000)의 15%인 US $15,000,000 이 발행될 예정임

6. 이 사항은 2002년 2월 15일자 조회공시에 대한 확정공시 사항입니다.
- 관련공시일 : 2002년 2월 15일
- 하나로통신주식회사 공시책임자 부사장 조동성

Transaction with the Largest Shareholding Group

1. Company name		Dacom Corporation
- Relationship		the largest shareholder in the largest shareholding group
2. Details of Transaction	a. Date of Transaction	February 19, 2002
	b. Transaction Period	January 1, 2002 - December 31, 2002
	c. Subject of Transaction	Telecommunications equipment & interconnection fee
	d. Amount of Transaction (KRW)	54,000,000,000
3. Total Amount of Transaction with the largest shareholding group (KRW)		54,000,000,000
4. Date of Board Resolution		February 19, 2002
- Attendance of Independent Directors		Attendance: 6 Absence: 0
- Attendance of Auditor		Yes
5. Subject to the Fair Trade Act		Yes
6. Others		Transaction amount is not the amount stated on the contract. Rather, it is the total estimate of transaction for the full year approved as a ceiling amount at the board meeting. Considering frequency and amount of contract less than the limit of corporate disclosure, date of transaction is set on the date of board resolution and transaction period as the full year of 2002. Total amount of transaction with the largest shareholding group is an estimate for the fiscal year 2002.

Transfer of Business with Major Shareholders

1. Company name		DreamX.net Co.
- Relationship		Affiliated company
2. Details of Transfer of Business	a. Date of Transfer of Business	Not fixed
	b. Subject of Transfer	Hananet business (portal, E-Commerce, Cyber Education, etc.)
	c. Total Amount of Transfer (KRW)	460,000,000
3. Purpose of Transfer		Integration of E-Biz
4. Impact of Transfer		Decrease in Assets (KRW 320 million), Revenues (KRW 27.8 billion per year), and Costs (KRW 49.9 billon per year). These figures are the book values as of December 31, 2001.
5. Shareholders' Meeting		-
6. Matters regarding Stock Options		-
7. Date of Board Resolution		February 19, 2002
- Attendance of Independent Directors		Attendance: 6 Absence: 0
- Attendance of Auditor		Yes
8. Subject to the Fair Trade Act		Yes
9. Others		The total amount of transfer includes KRW 320 million of assets and KRW 140 million of liabilities. The total amount of transfer may change at the time of signing the transfer contract. Actual transfer is expected to be in April, having the date of transfer contract in February. Since the above transfer is not subject to transfer of entire business nor a partial transfer of business of significance, it does not require a shareholders' meeting.

[Summary in English]

Hanaro Telecom, Inc.

Board Resolutions for Annual General Meeting of Shareholders

Date: February 19, 2002

Attendants: 12 directors (6 independent directors)

1. Tentative date: 10 a.m., March 29, 2002
2. Tentative place: 12th Floor of Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea
3. Agenda
   - Item 1. Approval of Balance Sheet & Income Statement for the fiscal year 2001
   - Item 2. Approval of Statement of Disposition of Deficit for the fiscal year 2001
   - Item 3. Amendment of the Articles of Incorporation
   - Item 4. Amendment of Article for officers' severance payment
   - Item 5. Appointment of directors (including independent directors)
   - Item 6. Approval of ceiling amount of remuneration for directors for year 2002

[Summary in English]

Hanaro Telecom, Inc.

Board Resolutions for Issuance of Overseas Bonds with Warrants

Date: February 19, 2002

Attendants: 12 directors

1. Type of bonds: Non-registered, non-guaranteed detachable overseas bonds with warrants (18th Issue)
2. Total face value: US$ 100,000,000 (Won 131,600,000,000) with a fixed rate of exchange of Won 1,316.00 = US$ 1.00)
3. Market / method: Euro market / public offering
4. Interest: 0 % per annum
5. Yield to maturity: 8% per annum
6. Use of proceeds: working capital
7. Matters regarding the option to purchase newly issued shares
   a) Exercise rate(%): 100%
   b) Type of shares to be issued: Registered ordinary shares
   c) Adjustments to the subscription price:
      1) The subscription price could be affected by subsequent share split, share dividends, bonus issues, and under-par value issues.
      2) Every three months after the issue date, the subscription price may be adjusted as follows: If the existing subscription price is higher than the higher of A) and B) below, the new subscription price shall be the higher of A) and B).
         A) the mean of (i) the weighted average closing price of the shares one month before the adjustment, (ii) the weighted average closing price of the shares one week before the adjustment and (iii) the closing

price of the shares one day before the adjustment.

B) The closing price of the shares one day before the adjustment.

In any event, the subscription price will be no less than Won 5,000.

d) Option period: May 26, 2002 – January 26, 2007

e) Contract execution date: February 22, 2002

f) Issue (closing) date: February 26, 2002

g) Final redemption date: February 26, 2007

h) Underwriter: Tong Yang Investment Bank

i) Listing of bonds: Luxembourg Stock Exchange

8. Other matters:

a) Matters relating to put option: Holders of the bonds may exercise put option on August 26, 2003 and receive 112.2369% of the principal amount.

b) Subscription price: The higher of A) and B)

A) the higher of the following: i) the weighted average closing price of the shares on Kosdaq during one month immediately prior to the day before the board resolution (February 18, 2002); and (ii) the higher of weighted average price for a previous week, mean for the recent closing price and the closing price three days before the execution date, plus 25% premium.

B) Won 5,000

c) The foregoing and other matters may change in the future due to market conditions.

d) The initial exchange rate published by Korea Financial Telecommunications & Clearings Institute on February 19, 2002 is used.

e) Warrants will amount to US$15,000,000 which is 15% of the total face value of the bonds (US$ 100,000,000).

f) The information hereof is in line with the corporate disclosure upon request dated on February 15, 2002, and confirms Hanaro Telecom, Inc.'s issuance of Bonds with Warrants due 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: February 21, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director